Global Markets & Investment Banking

One Bryant Park – 8th Floor
New York, New York 10036
646-855-6780

October 5, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attn: Mr. Matthew Spitzer

Re:	Gol Linhas Aéreas Inteligentes S.A.
Registration Statement on Form F-3 No. 333-161528

Dear Sirs,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that the Preliminary Prospectus dated September 23, 2009 was distributed during the period September 23, 2009 through the date hereof as follows: 9,241 Preliminary Prospectuses to four Underwriters.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, we hereby join in the request of Gol Linhas Aéreas Inteligentes S.A. for acceleration of the effective date of the above-referenced registration statement, so that such registration statement is declared effective by 3:00 p.m. (Washington, D.C. time) on October 8, 2009 or as soon as practicable thereafter.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
On behalf of itself and as representative of the several Underwriters

By:	/s/ Palma Mazzolla
Name:	Palma Mazzolla
Vice President